UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEI CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Item 4.	Financial Statements and Exhibits.

a) The following Plan financial statements, schedules and reports are attached hereto:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2019

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SEI Capital Accumulation Plan
Table of Contents
December 31, 2019 and 2018

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i* – Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	12

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
SEI Capital Accumulation Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SEI Capital Accumulation Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Philadelphia, Pennsylvania
June 19, 2020

SEI Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

Assets	2019	2018
Investments
Investments, at fair value	$588,456,661	$480,889,380
Receivables
Employer contributions	480,678	407,176
Participant contributions	1,057,072	874,725
Notes receivable from participants	4,783,632	4,153,972
Due from broker for securities sold	242,642	461,520
Dividends	224,061	232,879
Total receivables	6,788,085	6,130,272
Total assets	595,244,746	487,019,652
Liabilities
Due to broker for securities purchased	242,642	461,520
Total liabilities	242,642	461,520
Net assets available for benefits	$595,002,104	$486,558,132
The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

Additions (losses) to net assets attributed to:	2019	2018
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$105,580,080	$(48,958,385)
Dividends	965,650	862,942
Total investment income (loss)	106,545,730	(48,095,443)

Interest income on notes receivable from participants	240,161	212,108

Contributions:
Participants	25,822,244	24,355,240
Employer	12,997,294	12,434,509
Rollovers	772,094	1,497,352
Total contributions	39,591,632	38,287,101
Total additions (losses)	146,377,523	(9,596,234)

Deductions:
Benefits paid to participants	37,890,771	18,092,060
Administrative expenses	42,780	36,189
Total deductions	37,933,551	18,128,249
Net increase (decrease)	108,443,972	(27,724,483)

Net assets available for benefits:
Beginning of year	486,558,132	514,282,615
End of year	$595,002,104	$486,558,132
The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

1. Plan Description
The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the Plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.
General
The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. The SEI Capital Accumulation Plan Administration Committee is the administrator (the "Plan Administrator") to the Plan. Wells Fargo Bank, N.A. ("Wells Fargo") serves as the Trustee and Custodian to the Plan. In April 2019, Wells Fargo announced that it entered into an agreement with Principal Financial Group® ("Principal") to sell its Institutional Retirement & Trust business, which includes its services provided to the Plan. On July 1, 2019, the transaction was completed and a transition plan was initiated. The transition plan is expected to be completed during 2021 at which time the Plan Administrator expects to appoint Principal as the Trustee and Custodian to the Plan.
The Company amended and restated the Plan effective January 1, 2017 to include an automatic deferral escalation provision of one percent of annual eligible compensation until the participant's deferral percentage reaches five percent of eligible compensation. The Plan has adopted a method under the Internal Revenue Code (“IRC”) for satisfying nondiscrimination requirements through certain plan provisions and notice requirements referred to as the "safe harbor". As a result, the Company made safe harbor matching contributions in 2019 and 2018 equal to 100% of the participant's contributions up to 3% of the participant's annual eligible compensation plus 50% of the participant's contributions between 3% and 5% of the participant's annual eligible compensation. The Company retains the right to reduce or suspend the safe harbor contribution under the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.
Contributions
An employee will become eligible to join the Plan after the completion of his or her first hour of employment. Certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and employees classified as interns. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.
Eligible employees with a hire date on or after April 2, 2007 are automatically enrolled in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Government Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in certain mutual funds and certain exchange traded funds. A participant may make a rollover contribution to the Plan to the extent permitted under the terms of the Plan document.
All Company contributions are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. Contributions are subject to certain IRS limitations.
As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.
Participant Accounts
Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

Vesting
Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.
Payment of Benefits
Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof, depending on the applicable circumstances surrounding the distribution, to participants or their beneficiaries upon establishment of an allowable hardship, termination of employment, retirement, death or total disability.
Notes Receivable from Participants
A participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of the participant’s account balance (excluding the voluntary post-tax contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. Principal and interest are paid ratably through bi-weekly payroll deductions. Participant loans outstanding at December 31, 2019 bear interest ranging from 4.25% to 9.00%. As of December 31, 2019, participant loan maturity dates ranged from 2020 to 2049.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of registered investment company shares are valued at the closing price reported in the active market in which the individual securities are traded. The fair value of collective investment trusts are based upon the net asset value ("NAV") of units owned by the Plan at year-end. The fair value of the Plan's investments is based on the NAVs of the underlying open-end mutual funds. Common stock of the Company and exchange traded funds are valued at the closing price reported in the active market in which the security is traded.
Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.
The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.
Expenses of the Plan
All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account, are paid by the Company. The Plan’s investments have investment fees and expenses that are indirectly borne by the Plan and its participants which are charged against the related funds' net asset values.
Notes Receivable from Participants
The Plan classifies participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measures them at their unpaid principal balance plus any accrued but unpaid interest.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

Payment of Benefits
Benefits are recorded when paid.

3. Fair Value Measurements
The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered investment companies
Registered investment company shares are valued at the closing price reported in the active market in which the individual securities are traded.
Collective investment trusts
Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and collective investment trusts that have investments in fully-benefit responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the NAV of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the NAVs of the underlying open-end mutual funds. The fair value of the Plan's interest in the collective investment trusts that have investments in fully-benefit responsive investment contracts is based upon the NAV of units owned by the Plan. There are no restrictions on participant redemptions of the Plan’s investments in collective investment trusts except for equity wash provisions that relate to participant transactions in and out of the PIMCO Stable Income Fund.
Common stock and exchange traded funds
The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund. The Plan's investments in common stock and exchange traded funds are stated at fair value as quoted on nationally recognized securities exchanges on the last business day of the Plan year.
All of the Plan's investments are classified as Level 1 investments at December 31, 2019 or 2018. There were no transfers of investments between levels within the fair value hierarchy during 2019 or 2018 .
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2019.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

The Plan’s investments measured at fair value on a recurring basis was determined using the following inputs:

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)
Registered investment companies:
Fixed income funds	$3,861,894	$3,861,894
Money market funds	1,107,857	1,107,857
Participant-directed brokerage account (1)	22,868,718	22,868,718
Common stock of the Company	41,918,528	41,918,528
Collective investment trusts	518,699,664	518,699,664
Total investments at fair value	$588,456,661	$588,456,661

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)
Registered investment companies:
Fixed income funds	$2,135,662	$2,135,662
Money market funds	986,284	986,284
Participant-directed brokerage account (1)	20,494,451	20,494,451
Common stock of the Company	32,603,063	32,603,063
Collective investment trusts	424,669,920	424,669,920
Total investments at fair value	$480,889,380	$480,889,380
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds and exchange traded funds.

4. Tax Status
The Internal Revenue Service issued determination letters, dated July 19, 2012 and February 14, 2018, each stating that the Plan is designed in accordance with applicable IRC requirements as of that date. The Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, each participant shall receive a total distribution of his or her account.

6. Related Party Transactions
All investments of the Plan, except for non-Company-sponsored investments in the participant-directed brokerage account and the investment funds of the State Street Global Advisors Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust ("SSGA Investment Funds"), are in registered investment companies and collective investment trusts sponsored by affiliates of the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.20 percent and 1.17 percent of the average net assets of the funds. The rates paid by the Plan's investments are the same rates paid by other investors of the share class. Purchases and sales of SEI Investments Company common stock during 2019 totaled $2,522,583 and $4,089,429, respectively. Purchases and sales of SEI Investments Company common stock during 2018 totaled $9,279,836 and $6,336,100, respectively. The market values of SEI Investments Company common stock were $41,918,528 and $32,603,063 at December 31, 2019 and 2018, respectively. The Plan held 640,173 and 705,694 shares of SEI Investments Company common stock at December 31, 2019 and 2018, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.
SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the PIMCO Stable Income Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SIMC also provides non-discretionary, fiduciary investment advisory services to the Plan and the applicable Plan fiduciaries.

7. Risks and Uncertainties
The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8. Legal Proceedings
On September 28, 2018, a class action complaint was filed in the United States District Court for the Eastern District of Pennsylvania by Gordon Stevens, individually and as the representative of similarly situated persons, and on behalf of the Plan naming the Company and its affiliated and/or related entities SIMC, SEI Capital Accumulation Plan Design Committee, SEI Capital Accumulation Plan Investment Committee, SEI Capital Accumulation Plan Administration Committee, and John Does 1-30 as defendants (the “Stevens Complaint”). The Stevens Compliant sought unspecified damages for defendants’ alleged breach of fiduciary duties under ERISA with respect to selecting and monitoring the Plan’s investment options and by retaining affiliated investment products in the Plan.
Although SEI believes its defenses against the plaintiff’s allegations were valid, the Company agreed to settle this matter in the very early stages of the litigation for a cash payment of $6.8 million, which includes plaintiff's attorney fees and other litigation costs, in order to avoid the high cost of protracted class-action litigation and internal distractions such cases bring. On February 26, 2020, the Court issued its Final Approval Order and Judgment approving the settlement agreement.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2019 and 2018

9. Subsequent Events
The Plan's management evaluated subsequent events through June 19, 2020, the date the financial statements were available to be issued, and there were no subsequent events, other than those disclosed below, requiring adjustments to the financial statements and accompanying disclosures.
In December 2019, a novel strain of coronavirus ("COVID-19") was identified in Wuhan, China. Since that time, it has spread globally, leading the World Health Organization to declare the COVID-19 virus outbreak a global pandemic in March 2020.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. The pandemic has impacted the global economy and greatly contributed to volatility in financial markets. As a result, the Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019. The values of the Plan’s individual investments will fluctuate in response to market conditions. The amount of losses that may be recognized in subsequent periods, if any, and any related impact on the Plan cannot be determined at this time.
On December 20, 2019, President Trump signed into law the Setting Every Community Up for Retirement Enhancements Act of 2019 (the “SECURE Act”), many of the provisions of which affect the operation and the administration of the Plan, starting January 1, 2020. For example, the SECURE Act changed the age that a distribution from an eligible employer plan must be made, from the April 1st in the year following the year in which the participant turns 70 ½ to April 1 of the year following the year in which the participant turns age 72 (or retires, if later and is not a 5% owner). While some of the SECURE Act’s provisions are mandatory, several of the provisions are optional, and Plan management is currently assessing the changes authorized by the SECURE Act that will be adopted in 2020 and subsequent Plan years.
On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act includes several temporary relief provisions available to tax-qualified retirement plans such as the Plan. Those provisions include a temporary waiver for the 2020 required minimum distributions (“RMDs”) which has been implemented by Plan management. Plan management is monitoring the situation to determine if some or all of the remainder of the relief provisions are needed beyond the current distribution and loan options that are already available to participants and beneficiaries under the terms of the Plan.

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trust:
*	PIMCO Collective Investment Trust II	PIMCO Stable Income Fund	**	$31,680,668
*	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	29,656,319
		SEI High Yield Bond Fund	**	10,156,134
		SEI Large Cap Fund	**	82,118,569
		SEI Small Cap Fund	**	39,469,657
		SEI U.S. Managed Volatility Fund	**	17,339,871
		SEI Emerging Markets Debt Fund	**	7,421,728
		SEI World Equity ex-US Fund	**	34,595,805
*	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	1,293,709
		SEI Target Date 2010 Fund	**	1,214,176
		SEI Target Date 2015 Fund	**	1,550,969
		SEI Target Date 2020 Fund	**	11,260,747
		SEI Target Date 2025 Fund	**	28,036,216
		SEI Target Date 2030 Fund	**	43,728,335
		SEI Target Date 2035 Fund	**	33,648,303
		SEI Target Date 2040 Fund	**	29,039,626
		SEI Target Date 2045 Fund	**	21,417,143
		SEI Target Date 2050 Fund	**	26,844,286
		SEI Target Date 2055 Fund	**	7,599,640
		SEI Target Date 2060 Fund	**	4,868,556
	SSGA Investment Funds	State Street S&P 500® Index Fund	**	47,282,021
		State Street Russell Small/Mid Cap® Index Fund	**	4,761,579
		SSGA Global All Cap Equity ex-U.S. Index Fund	**	3,715,607
	Mutual Funds:
*	SEI Institutional Managed Trust
		Real Return Fund	**	3,861,894
		Multi-Asset Accumulation Fund***	**	698,632
		Multi-Asset Income Fund***	**	28,561
*	SEI Daily Income Trust	Government Fund	**	1,107,857
	Participant-Directed Brokerage Account:
	Charles Schwab & Co.	Participant-Directed Brokerage Account	**	22,141,525
	Common Stock:
*	SEI Investments Company	Common Stock, $.01 par value per share	**	41,918,528

*	Participant loans	Interest rates range from 4.25% to 9.00% with maturity dates from 2020 to 2049	—	4,783,632
				$593,240,293
*Party-in-interest
**Historical cost information is not required for participant-directed investments.
***Held inside the Participant-Directed Brokerage Account
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date:	June 19, 2020	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer